Exhibit 99.88

DIGIHOST TECHNOLOGY INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

(EXPRESSED IN UNITED STATES DOLLARS)

(UNAUDITED)

Notice to Reader

The Company is hereby re-filing amended condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 which include restatements related to a decrease in the goodwill and share based compensation which were overstated by $2,957,458 and $512,523, respectively. In particular, the condensed interim consolidated financial statements have been restated as follows:

i.	Goodwill decreased by $2,957,458 with a corresponding decrease in share capital.

ii.	The share based compensation was overstated by $84,109 and $512,523, respectively for the three and nine months ended September 30, 2020 which has decreased net loss and comprehensive loss by the same amounts. The reserves and deficit have been adjusted accordingly. The net loss per share basic and diluted have decreased to $0.04 and $0.11 for the three and nine months ended September 30, 2020, respectively.

iii.	The Company also updated the subsequent events notes for the disclosure of material transactions subsequent to September 30, 2020.

Apart from the aforementioned changes, no other changes were made to the information presented in the document.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars) (Unaudited)

	As at	As at
	September 30,	December 31,
	2020	2019
ASSETS
Current assets
Cash	$6,833	$152,154
Cash held in trust	-	1,151,783
Amounts receivable and prepaid expenses (note 4)	136,313	161,919
Loan receivable (notes 10 and 14)	-	2,431,655
Digital currencies (note 5)	1,369,247	-

Total current assets	1,512,393	3,897,511

Property, plant and equipment (notes 6 and 10)	6,476,881	-
Right of use assets (note 7)	720,347	-
Goodwill (note 3)	1,485,403	-

Total assets	$10,195,024	$3,897,511

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities (note 9)	$451,152	$68,458
Lease liabilities (note 8)	285,016	-
Loans payable (note 10)	965,062	-
Subscription liability (note 12)	-	4,103,766

Total current liabilities	1,701,230	4,172,224

Lease liabilities (note 8)	455,594	-
Warrant liability (note 11)	414	-

Total liabilities	2,157,238	4,172,224

Shareholders’ equity (deficiency)
Share capital (note 12)	11,337,130	20
Reserves	693,999	-
Deficit	(3,993,343)	(274,733)

Total shareholders’ equity (deficiency)	8,037,786	(274,713)

Total liabilities and shareholders’ equity (deficiency)	$10,195,024	$3,897,511

Nature of operations and going concern (note 1)

Other events (note 15)

Subsequent events (note 16)

The accompanying notes are an integral part of these financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Loss and Comprehensive Loss

(Expressed in United States Dollars) (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenue from digital currency mining (note 5)	$437,813	$-	$2,366,000	$-
Cost of digital currency mining
Operating and maintenance costs	(1,224,911)	-	(2,834,704)	-

Operating Loss	(787,098)	-	(468,704)	-

Revaluation of digital currency (note 5)	164,315	-	256,195	-
Gain on sale of digital currency (note 5)	10,079	-	25,237	-
Gain on sale of masks	-	-	44,068	-
Insurance proceeds	-	-	109,900	-

Expenses
Accretion (note 8)	(19,633)	-	(48,364)	-
Office and administrative expenses	(79,955)	(2,191)	(80,071)	(2,191)
Professional fees	(70,965)	(63,693)	(309,507)	(187,085)
Depreciation (notes 6 and 7)	(1,089,869)	-	(2,543,029)	-
Regulatory fees	(1,549)	-	(53,320)	-
Share based compensation (note 13)	214,207	-	(693,999)	-
Change in fair value of warrant liability (note 11)	1,209	-	42,984	-

Net loss and comprehensive loss for the period	$(1,659,259)	$(65,884)	$(3,718,610)	$(189,276)

Basic and diluted loss per share	$(0.04)	$(32,942)	$(0.11)	$(94,638)

Weighted average number of common shares outstanding - basic and diluted	40,073,661	2	33,492,221	2

The accompanying notes are an integral part of these financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in United States Dollars) (Unaudited)

	Nine Months Ended September 30,
	2020	2019

Operating activities
Net loss for the period	$(3,718,610)	$(189,276)
Adjustments for:
Depreciation	2,543,029	-
Accretion	48,364	-
Shares issued for professional fees	94,639	-
Share based compensation	693,999	-
Change in fair value of warrant liability	(42,984)	-
Non-cash working capital items:
Amounts receivable and prepaid expenses	(106,628)	(93,450)
Digital currencies	(1,369,247)	-
Accounts payable and accrued liabilities	120,023	39,676

Net cash used in operating activities	(1,737,415)	(243,050)

Investing activity
Purchase of mining equipment	(393,660)	-

Net cash used in investing activity	(393,660)	-

Financing activities
Subscription proceeds	-	2,437,266
Return of subscription proceeds	(39,355)	-
Net funds received for loans payable	1,074,257	(998,946)
Lease payments	(201,977)	-
Cash from reverse takeover transaction	1,046	-

Net cash provided by financing activities	833,971	1,438,320

Net change in cash	(1,297,104)	1,195,270

Cash, beginning of period	1,303,937	-

Cash, end of period	$6,833	$1,195,270

Supplemental information
Common shares issued to acquire property, plant and equipment	$4,264,000	$-
Interest paid	$6,507	$-

The accompanying notes are an integral part of these financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity (Deficiency)

(Expressed in United States Dollars) (Unaudited)

	Number of shares
	Subordinate voting	Proportionate voting	Share	Contributed	Accumulated
	shares	shares	capital	surplus	Deficit	Total

Balance, December 31, 2018	2	-	$20	$-	$(4,765)	$(4,745)
Net loss for the period	-	-	-	-	(189,276)	(189,276)

Balance, September 30, 2019	2	-	20	-	(194,041)	(194,021)

Balance, December 31, 2019	2	-	20	-	(274,733)	(274,713)
Issuance of Old Digihost shares for transfer of lease and property and equipment (notes 6, 7 and 8)	164,000	-	4,264,000	-	-	4,264,000
Cancellation of founder shares (note 12(b)(ii))	(2)	-	(20)	-	-	(20)
Share Exchange of HashChain shares pursuant to reverse takeover transaction (note 3)	6,530,560	-	2,957,458	-	-	2,957,458
Cancel Old Digihost shares (note 8)	(164,000)	-	-	-	-	-
Share exchange for 164,000 Old Digihost shares (note 8)	29,820,000	-	-	-	-	-
Private placement (note 12(b)(i))	5,592,487	-	4,021,033	-	-	4,021,033
Share exchange for proportionate voting shares (note 12(b)(i))	(1,999,997)	10,000	-	-	-	-
Issuance of shares for professional services	130,611	-	94,639	-	-	94,639
Share based compensation	-	-	-	693,999	-	693,999
Net loss for the period	-	-	-	-	(3,718,610)	(3,718,610)

Balance, September 30, 2020	40,073,661	10,000	$11,337,130	$693,999	$(3,993,343)	$8,037,786

The accompanying notes are an integral part of these financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

1.	Nature of operations and going concern

Digihost Technology Inc. (the “Company”) was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. The Company is a blockchain technology company with operations in cryptocurrency mining. The head office of the Company is located at 1001 East Delavan Avenue, Buffalo, New York, 14215.

On February 14, 2020, the was a reverse takeover transaction (the “RTO Transaction”) between Digihost International, Inc. (“Old Digihost”) and HashChain Technology Inc. (“HashChain”). On completion of the RTO Transaction, Old Digihost was determined to be the accounting acquirer and accordingly, the financial statements are a continuation of the Old Digihost. In connection with completion of the RTO Transaction, HashChain has changed its name to “Digihost Technology Inc.” (note 3). Digihost carried on the business of HashChain as a Tier 2 technology issuer and the Digihost subordinate voting shares were listed for trading on the TSX Venture Exchange (“TSXV”) on February 20, 2020.

These unaudited interim consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on April 8, 2021.

The unaudited interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. It would, in this situation, be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. Such adjustments could be material.

As at September 30, 2020, the Company had an accumulated deficit of $3,993,343 (December 31, 2019 - $274,733). Net comprehensive loss for the nine months ended September 30, 2020 was $3,718,610 (year ended December 31, 2019 - $269,968). The Company had a working capital deficiency of $188,837 as at September 30, 2020 (December 31, 2019 - deficiency of $274,713). These conditions raise material uncertainties which may cast significant doubt as to whether the Company will be able to continue as a going concern.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which presumes realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern, namely its ability to generate sufficient cash resources to meet its obligations for at least twelve months from the end of the reporting period, is dependent upon its ability to arrange future financing, which is largely dependent upon prevailing capital market conditions, continued support of its shareholder base and achieving positive cash flows from operations. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

2.	Significant accounting policies

Statement of compliance

The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee. These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements.

The policies applied in these unaudited interim consolidated financial statements are based on IFRS issued and outstanding as of April 8, 2021, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2019. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2020 could result in restatement of these unaudited interim consolidated financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

Adoption of new accounting policies

(a)	Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of Digihost and its wholly owned subsidiaries: Digihost International, Inc. and HashChain Mining LLC. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Revenue is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. A coin is considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured. The coins are recorded on the statement of financial position as digital currencies at their fair value and re-measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins are included in profit or loss.

(c)	Property, plant and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

	Measurement	Amortization	Amortization
Asset	Basis	Method	Rate
Data miners	Cost	Straight-line	12 - 36 months
Equipment	Cost	Straight-line	36 months
Leasehold improvement	Cost	Straight-line	36 months

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(d)	Digital currencies

Digital currencies consist of cryptocurrency denominated assets (note 5) and are included in current assets. Digital currencies are carried at their fair value and adjusted at each reporting date for revaluation gains and losses through the statement of profit or loss.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

(e)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant and equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(f)	Warrants

Warrants issued in the functional currency of the Company are classified as equity. Warrants issued in a currency that is not the functional currency of the Company are classified as a warrant liability (note 11).

Warrants classified as equity and issued in conjunction with common shares as part of a private placement unit offering are allocated a portion of the gross proceeds based on their relative fair value determined using a Black-Scholes valuation model. Warrants issued as payment for services, where the fair value of such services is not readily determinable, are valued using a Black-Scholes valuation model as at the date the warrants are issued.

(g)	Share-based compensation

The granting of stock options to employees, officers, directors or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The expense for stock options that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of an stock option, the consideration received and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

Adoption of new accounting policies (continued)

(h)	Leases and right-of-use assets

In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), replacing IAS 17 - Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position, providing the reader with greater transparency of an entity’s lease obligations.

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

○	Leases of low value assets; and
○	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

○	Amounts expected to be payable under any residual value guarantee;
○	The exercise price of any purchase option granted if it is reasonable certain to assess that option;
○	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

○	Lease payments made at or before commencement of the lease;
○	Initial direct costs incurred; and
○	The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

Critical accounting judgements, estimates and assumption

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Business combination

Management uses judgement to determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The Company completed the RTO Transaction in February 2020 (note 3) and concluded that the entity acquired did qualify as a business combination under IFRS 3, “Business Combinations”, as significant processes were acquired. Accordingly, the RTO Transaction has been accounted for as a business combination.

(iii)	Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in note 1.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

Critical accounting judgements, estimates and assumption (continued)

Significant judgements (continued)

(iv)	Valuation of amounts receivable

Assessing the collectibility of amounts receivable and appropriateness of any bad debt reserve requires management judgment.

(v)	Impairment of goodwill

Goodwill is tested for impairment if there is an indicator of impairment and annually for all CGUs with goodwill. The Company considers both external and internal sources of information for indications that goodwill is impaired. External sources of information we consider include changes in the market and economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of goodwill. Internal sources of information considered include the strategic plans for the Company including estimates of revenue and other indications of economic performance of the assets.

(vi)	Impairment of property, plant and equipment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment are impaired. External sources of information management considers include changes in the market, economic and legal environments in which the Company operates that are not within its control and that affect the recoverable amount of its property, plant and equipment. Internal sources of information that management considers include the manner in which property and equipment are being used or are expected to be used and indications of economic performance of the assets.

(vii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

(viii)	Determination of functional currency:

IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), defines the functional currency as the currency of the primary economic environment in which an entity operates. The determination of functional currency, which is performed on an entity by entity basis, is based on various judgmental factors outlined in IAS 21. Based on an assessment of the factors in IAS 21, primarily those that influence labour, material and other costs of goods or services received by the Company’s subsidiaries, management determined that the functional currency for the parent and its subsidiary in the United States is the United States dollar and the functional currency for the Company’s subsidiary in Canada is the Canadian dollar.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

Critical accounting judgements, estimates and assumption (continued)

Significant judgements (continued)

(ix)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii)	Useful lives of property, plant and equipment

Depreciation of data centre equipment and cloud mining rights are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 5) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iv)	Warrant liability

The Company has issued warrants with an exercise price denominated in a currency other than the Company’s functional currency resulting in their classification as derivative liabilities. The Company measures the value of the warrant liability by reference to the fair value of the common shares underlying the warrants. Estimating the fair value for these warrants is determined using a currency translated option valuation model. This requires management to determine the most appropriate inputs to the valuation model including the estimated life of the warrants, estimated common share price volatility, expected dividend yield, and the risk free interest rate.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

Critical accounting judgements, estimates and assumption (continued)

Significant estimates (continued)

(v)	Share-based compensation

The fair value of share-based compensation is determined using a Black-Scholes option-pricing model, which incorporates management’s estimates of the risk free interest rate, the expected dividend yield, the estimated common share price volatility, the estimated option life, and the forfeiture rate as applicable to each award. Prior to fiscal 2017, options were awarded with vesting based on service conditions, however, during the year, the Company awarded share options with vesting based on the achievement of performance conditions. The timing of completion of these performance conditions is uncertain as these conditions are based on the achievement of operational milestones. Accordingly, management is required to make an estimate of the dates for completion of such milestones. These estimates are reviewed at each reporting date for any change in the estimated vesting dates, and to the extent there is a material change in the vesting date estimates, the amortization to be recognized is recalculated for the new timeline estimates and adjusted on a prospective basis.

3.	Reverse takeover

On February 14, 2020, there was a RTO Transaction between Old Digihost and HashChain. In connection with completion of the RTO Transaction, all the issued and outstanding 6,530,560 HashChain common shares were exchanged for 6,530,560 Digihost subordinate voting shares and all the 5,756,487 Old Digihost common shares were exchanged for 33,412,490 Digihost subordinate voting shares and 10,000 Digihost proportionate voting shares. After the share exchange, former HashChain shareholders owned approximately 16% and former Old Digihost shareholders owned approximately 84% of the issued and outstanding Digihost subordinate voting shares. In substance, the transaction involves Old Digihost shareholders obtaining control of the Company; accordingly, the transaction is considered to be a reverse acquisition transaction under which Old Digihost is identified as the accounting acquirer.

At the time of the transaction, HashChain had operations in cryptocurrency mining and met the definition of a business, and the transaction was accordingly considered a business combination. The purpose of the RTO Transaction was to acquire the operations of HashChain and to obtain listing on a public exchange. The transaction costs associated with this RTO Transaction was $94,639.

Old Digihost, the legal subsidiary, has been treated as the accounting parent company, and the Company, the legal parent, has been treated as the accounting subsidiary in these consolidated financial statements. As Old Digihost was deemed to be the acquirer for accounting purposes, these consolidated financial statements present the historical financial information of Old Digihost to the date of the Transaction.

Pursuant to the business combination transaction, the net assets acquired from the acquisition is to be recorded at their estimated fair values in accordance with IFRS 3. The allocation of the purchase consideration is as follows:

Consideration
Common shares issued pursuant to share exchange agreement (1)	$2,957,458

Net assets acquired
Cash	$1,046
Amounts receivable	29,685
Property, plant and equipment	1,865,914
Accounts payable and other payables	(424,590)
Goodwill acquired (2)	1,485,403

$2,957,458

(1)	The common shares issued were valued based on the HashChain closing price on the TSX Venture exchange on February 14, 2020.

(2)	The goodwill acquired from the RTO Transaction is primarily attributable to the synergies expected to arise from vertical integration of the cryptocurrency mining operations.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

4.	Amounts receivable and prepaid expenses

	As at	As at
	September 30,	December 31,
	2020	2019

Prepaid utilities	$63,838	$-
Prepaid insurance	44,752	-
Amount receivable from HashChain Technology Inc.	-	161,919
Sales tax receivable	27,723	-

	$136,313	$161,919

5.	Digital currencies

As at September 30, 2020, the Company’s digital currencies have a fair value of $1,369,247 (December 31, 2019 - $nil). Digital currencies are recorded at fair value on the date they are received as income from digital currency mining, and are revalued to their current market value less cost to sell at each reporting date.

The Company’s holdings of digital currencies consist of the following:

	As at September 30,	As at December 31,
	2020	2019
Bitcoin	$1,369,247	$-

The continuity of digital currency was as follows:

	Nine Months Ended September 30,
	2020	2019

Balance, beginning of period	$-	$-
Digital currency mined	2,366,000	-
Digital currency sold	(1,252,948)	-
Revaluation adjustment	256,195	-

Balance, end of period	$1,369,247	$-

During the nine months ended September 30, 2020, the Company disposed of Bitcoin for proceeds totalling $1,278,185 (nine months ended September 30, 2019 – $nil) with a cost of $1,252,948 (nine months ended September 30, 2019 - $nil), and recorded a gain on sale of $25,237 (nine months ended September 30, 2019 - $nil).

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

6.	Property, plant and equipment

	Mining				Leasehold
	equipment		Equipment		improvement		Total
Cost
Balance - September 30, 2019 and December 31, 2019	$-		$-		$-		$-
Additions	2,716,120	(1)	961,402	(2)	3,302,598	(2)	6,980,120
Acquired from RTO Transaction	1,865,914		-		-		1,865,914

Balance - September 30, 2020	$4,582,034		$961,402		$3,302,598		$8,846,034

Accumulated depreciation
Balance - September 30, 2019 and December 31, 2019	$-		$-		$-		$-
Depreciation	1,540,042		642,172		186,939		2,369,153

Balance - September 30, 2020	$1,540,042		$642,172		$186,939		$2,369,153

Net carrying value
As at December 31, 2019	$-		$-		$-		$-
As at September 30, 2020	$3,041,992		$319,230		$3,115,659		$6,476,881

(1)	In February 2020, $2,322,460 of this amount was settled through the transfer of digital mining equipment from Nyam, LLC to Digihost concurrent with the transfer and assignment of the lease as described in note 7. Nyam LLC, is a company controlled by the Chief Executive Officer of Digihost.

(2)	Assets acquired as part of facility lease assignment on closing of the RTO Transaction (see note 8).

7.	Right-of-use assets

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2020	2019
Balance, beginning of period	$-	$-
Additions	894,224	-
Depreciation	(173,877)	-
Balance, end of period	$720,347	$-

Rights-of-use assets are depreciated over a 3 year term. Refer to note 8 for further details.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

8.	Lease liabilities

On February 14, 2020, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the “Sellers”, all companies controlled by the CEO of Digihost) and Digihost completed an agreement for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment, the transfer of the lease of the 1001 East Delavan facility and transfer of a power contract for the supply of electricity at the facility. As consideration and immediately prior to the closing of the RTO Transaction with HashChain, Digihost issued 104,000 common shares of Old Digihost for an aggregate value of $2,704,000.

On February 14, 2020, BIT Mining International LLC and Digihost completed an agreement for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment located at a leased facility at 1001 East Delavan facility. As consideration and immediately prior to the closing of the RTO Transaction, Digihost issued 60,000 common shares of Old Digihost for an aggregate value of $1,560,000.

Pursuant to the RTO Transaction, holders of the Old Digihost shares received approximately 181.83 Digihost subordinate voting shares in exchange for each Old Digihost shares. Accordingly, the 164,000 Old Digihost shares were exchanged for 29,820,000 post RTO Digihost subordinate voting shares.

The continuity of the lease liabilities are presented in the table below:

	Nine Months	Year Ended Ended
	September 30,	December 31,
	2020	2019
Balance, beginning of period	$-	$-
Additions	894,224	-
Interest expense	48,364	-
Lease payments	(201,978)	-
Balance, end of period	$740,610	$-

The lease liabilities are classified as follows:

	As at	As at
	September 30, 2020	December 31, 2019
Current portion	$285,016	$-
Non-current portion	455,594	-
Total lease liabilities	$740,610	$-

Maturity analysis - contractual undiscounted cash flows

As at September 30, 2020
Less than one year		$114,836
One to five years		699,388
Total undiscounted lease obligations		$814,224

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

9.	Accounts payable and accrued liabilities

	As at September 30,	As at December 31,
	2020	2019

Accounts payable	$289,264	$62,683
Accrued liabilities	161,888	5,775

	$451,152	$68,458

10.	Loans payable

In May 2020, the Company received a loan of $393,333, from an arms length party, at an interest rate of 8% per annum with a maturity date of August 4, 2020. The loan is secured by bitcoin equivalent to 120% of the value of the loan. Where the market value of the collateral has dropped to less than 110% of the loan, the Company is required to provide additional bitcoin to correct deficiency. Where the market value of the collateral exceeds 120% of the loan, the lender will return the excess collateral to the Company. In August, the loan was amended to allow for a month to month extension of the loan at the discretion of both the lender and the Company. On August 28, 2020, the Company received an additional loan of $125,000 with the same terms as the original loan.

In June 2020, the Company received a loan of $285,750, from an arms length party, at an interest rate of 6.5% per annum with a maturity date of December 1, 2020. The loan is secured by bitcoin equivalent to 80% of the value of the loan. Where the market value of the collateral has dropped to less than 80% of the loan, the Company is required to provide additional bitcoin to correct deficiency. Where the market value of the collateral exceeds 120% of the loan, the lender will return the excess collateral to the Company. On September 2, 2020, the Company received an additional loan of $100,000 at an interest rate of 10% with all other terms the same as the original loan.

As at September 30, 2020, the total loan payable owed to these lenders was $904,083.

Loan receivable (payable) from related party

During the nine months ended September 30, 2020, Nyam, LLC, a company controlled by the Chief Executive Officer (“CEO”) of Digihost received an additional loan of $170,174 (nine months ended September 30, 2019 - $340,596). These amounts are non-interest bearing, unsecured and due on demand. In February 2020, $2,322,460 of this amount was settled through the transfer of digital mining equipment from Nyam, LLC to Digihost concurrent with the transfer and assignment of the lease as described in note 8.

As at September 30, 2020, the loan payable to Nyam, LLC was $60,979 (December 31, 2019 - loan receivable $2,431,655).

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

11.	Warrant liability

In February 2020, the Company completed a private placement financing consisting of one common share and one warrant to purchase a common share. The exercise price of the warrant is CAD$1.75. Under IFRS, warrants issued with an exercise price denominated in a foreign currency are considered financial derivative instruments and the prescribed accounting treatment is to classify these warrants as a current liability measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liability is transferred from warrant liability to share capital.

	As at September 30,	As at December 31,
	2020	2019

Opening balance, outstanding warrants	-	-
Issued	110,575	-

Closing balance, outstanding warrants	110,575	-

Expiry date	August 29, 2021
Weighted average exercise price in CAD	$1.75	$-

Opening balance	$-	$-
Fair value on issuance	43,398	-
Fair value adjustment at report date	(42,984)	-

Closing balance	$414	$-

A summary of the assumptions used in the valuation model for re-measuring the warrants at end of period is set out below:

	As at September 30,		As at December 31,
	2020		2019

Share price	CAD$	0.110	$	nil
Risk-free rate		0.23%		0.00%
Expected dividend yield		0%		0%
Expected price volatility of the Corporation’s common shares		151%		0%
Forfeiture rate		0%		0%
Weighted average fair value	CAD$	0.005	$	nil

The following table reflects the warrants issued and outstanding as of September 30, 2020:

Number of	Grant Date		Weighted Average
Warrants	Fair Value	Exercise	Contractual
Outstanding	Net of Costs ($)	Price (CAD)	Life (years)	Expiry Date
110,575	43,398	1.75	0.87	August 14, 2021

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

12.	Share capital

a)	Authorized share capital

Unlimited common shares without par value.

b)	Common shares issued

(i) On February 14, 2020, immediately prior to completion of the RTO Transaction, the Company closed a non-brokered private placement, for aggregate gross proceeds of $4,064,431 (CAD$5,395,338) from the sale of 5,481,912 common share subscription receipts at a price of CAD$0.96, with each common share subscription receipt exchangeable for one common share of Digihost, and 110,575 unit subscription receipts at a price of CAD$1.20 per unit subscription receipt, with each unit subscription receipt exchangeable for one unit. Each unit consisted of one common share and one common share purchase warrant of Digihost. Each warrant entitles the holder thereof to acquire one common share at a price of CAD$1.75 with expiry date August 14, 2021. The proceeds were received prior to December 31, 2020 and were recorded as subscription liability.

The grant date fair value of the 110,575 warrants was estimated as $43,398 using the Black-Scholes option pricing model. The following weighted average assumptions were used: risk-free interest rate - 1.52%; expected volatility - 151% which is based on the historical volatility of comparable companies; expected dividend yield - nil; share price of CAD$0.96 and expected life - 18 months. The fair value has been recorded as a warrant liability (note 11).

In addition, immediately prior to completion of the RTO Transaction, the Company exchanged 1,999,997 common shares of Digihost owned by the CEO and director of Digihost for 10,000 proportionate voting shares.

(ii)	On February 14, 2020, the Company cancelled the 2 founder shares of Old Digihost.

13.	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)

Balance, December 31, 2018 and September 30, 2019	-	-

Balance, December 31, 2019	-	-
Granted (i)	1,875,000	0.96

Balance, September 30, 2020	1,875,000	0.96

(i) On February 14, 2020, the Company granted stock options to directors, officers and consultants of the Company to acquire an aggregate of 1,875,000 common shares. The stock options may be exercised at a price of CAD$0.96 per share and expire on February 14, 2025. The stock options vest six months after grant date.

A value of $693,999 was estimated for the 1,875,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$0.60; exercise price of CAD$0.96; expected dividend yield of 0%; expected volatility of 129% which is based on comparable companies; risk-free interest rate of 1.37%; and an expected average life of five years.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

13.	Stock options (continued)

The following table reflects the stock options issued and outstanding as of September 30, 2020:

	Exercise	Weighted Average Remaining Contractual	Number of	Number of Options	Number of
Expiry Date	Price (CAD$)	Life (years)	Options Outstanding	Vested (exercisable)	Options Unvested
February 14, 2025	0.96	4.38	1,875,000	1,875,000	-

14.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Professional fees (1)	$10,320	$-	$31,181	$-
Share based compensation (2)	144,138	-	582,959	-
	$154,458	$-	$614,140	$-

(1) In September 2019, Ms. Cindy Davis was appointed Chief Financial Officer of the Company. Ms. Davis is also a senior employee of Marrelli Support Services Inc. (“Marrelli Support”). Marrelli Support also provides accounting services to the Company. As at September 30, 2020, Marrelli Support was owed $9,784 (December 31, 2019 -

$2,436).

(2) Represents the share based compensation for officer and directors.

See notes 6, 8 and 10 for additional related party transactions.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

15.	Other events

COVID-19

Commencing in March 2020 and continuing into the third quarter of 2020, the outbreak of the novel strain of coronavirus known as “COVID-19” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Bitcoin Halving

In May 2020, the Bitcoin (“BTC”) block reward decreased from 12.5 to 6.25 BTC per block (the “Bitcoin Halving”), and consequently the number of new BTC issued to miners would be reduced to approximately 900 per day.

16.	Subsequent events

(i) On November 24, 2020, the Company announced that it has entered into a debt settlement agreement with two of its directors and pursuant to the debt settlement agreement will, subject to receipt of approval of the TSXV, issue an aggregate of 200,000 common shares in the capital of the Company, at a deemed price of $0.20 per common share, in consideration for the settlement of a total of $40,000 in accrued liabilities owing to the directors in respect of director fees. The debt settlement received final approval by the TSXV on January 27, 2021. All securities issued pursuant to the debt settlement are subject to a four month and one day statutory hold period from the closing date.

(ii) On December 7, 2020, the Company announced that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 2,003,683 of its subordinate voting shares for cancellation (the “Bid”). The Company received acceptance from the TSXV to commence the Bid on December 10, 2020. The Bid will terminate on December 10, 2021, or on an earlier date in the event that the maximum number of common shares sought in the Bid has been repurchased. The Company reserves the right to terminate the Bid at any time.

(iii) On December 31, 2020, the Company upgraded its system through the acquisition of Antminer S19 Pro 110TH miners. The Company received loans totalling $975,000 to procure the miners.

(iv) Subsequent to September 30, 2020, in addition to the loans for $975,000 for acquisition of miners, the Company obtained additional loans of $2,096,000 to facilitate short-term working capital requirements. In March 2021, all outstanding loans to arms length parties were settled in full.

(v) On January 5, 2021, the Company granted to officers, directors, employees and consultants of the Company an aggregate of 1,575,491 incentive stock options to purchase common shares under the Company’s incentive stock option plan. Each stock option is exercisable into a common share of the Company at a price of $1.25 for a period of five years from the date of grant. The stock options will vest fully on the six-month anniversary of the date of grant and be subject to the terms and conditions of the Plan and the policies of the TSXV.

(vi) On January 5, 2021, the Company announced that it has entered into a debt settlement agreement with two of its third-party creditors (the “Creditors”) and pursuant to the debt settlement agreement will, subject to receipt of approval of the TSXV, issue an aggregate of 96,815 common shares in the capital of the Company, at a deemed price of $1.05 per common share, in consideration for the settlement of a total of $80,000 in accrued liabilities owing to the Creditors in respect of consulting fees (the “Debt Settlement”). All securities to be issued pursuant to the Debt Settlement will be subject to a four month and one day statutory hold period from the closing date. The Debt Settlement is subject to all necessary regulatory approvals including from the TSXV.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020

(Expressed in United States Dollars) (Unaudited)

16.	Subsequent events (continued)

(vii) On January 8, 2021, the Company closed a non-brokered private placement for 349,876 common shares for CAD$0.81 for gross proceeds of CAD$283,400.

(viii) On February 19, 2021, the Company announced the closing of a non-brokered private placement financing for aggregate gross proceeds of CAD$4,000,000 (the “Offering”). Pursuant to the Offering, the Company issued 4,938,271 common shares of the Company (“Shares”) at a price of CAD$0.81 per Share. The Shares issued pursuant to the Offering are subject to a statutory hold period of four months and one day in accordance with applicable securities laws. In connection with the Offering, the Company paid a commission of 148,148 Shares to third party advisors. The Shares issued to advisors are subject to a statutory hold period of four months and one day in accordance with applicable securities laws.

(ix) On March 11, 2021, the Company announced the filing of a preliminary base shelf prospectus with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario.

(x) On March 17, 2021, the Company announced the closing of a private placement for gross proceeds of CAD$25 million. The private placement consisted of the sale of 9,363,296 common shares (“Share”) of the Company and warrants to purchase 9,363,296 common shares (“Warrants”), at a purchase price of CAD$2.67 per Share and associated Warrant. The Warrants have an exercise price of CAD$3.14 per Share and exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the Offering and (ii) 749,064 non-transferable broker warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder to purchase one common share at an exercise price of CAD$3.3375 at any time for a period of three years from the issuance date.

(xi) On March 24, 2021, the Company announced that it has signed a binding agreement (the “Agreement”) for the purchase of a 60 MW power plant located in the State of New York, bringing the Company’s total power capacity to approximately 102 MW.

Under the terms of the Agreement, the Company will pay to the vendor cash consideration of US$3,500,000 and issue to the vendor 437,318 common shares of the Company with a deemed value of US$750,000 (US$1.72 per share).

The transaction is expected to close within ninety days subject to TSX Venture Exchange and all required regulatory approvals. The securities issuable in connection therewith will be subject to a statutory four month and a day hold period.

(xii) On March 26, 2021, the Company granted to directors, officers, employees and consultants of the Company an aggregate of 1,600,000 incentive stock options to purchase common shares under the Company’s incentive stock option plan. Each stock option is exercisable into a common share of the Company at a price of CAD$2.49 for a period of five years from the date of grant. The stock options will vest fully on the six-month anniversary of the date of grant and be subject to the terms and conditions of the Plan and the policies of the TSX Venture Exchange.

(xiii) On March 29, 2021, the Company announced the acquisition of 700 Bitmain S17+ 76TH miners for a total purchase price of $4.025 million, that would increase the Company’s hashrate by 50PH, or approximately 20% in the second quarter of 2021.

The total purchase price of $4,025,000 will be comprised of cash consideration of $2.975 million and issuance to the vendor of 533,781 common shares of the Company with a deemed value of $1,050,000 (CAD$1,329,114 (CAD$2.49 per share)). The securities issuable in connection therewith will be subject to a statutory four month and a day hold period, and will be subject to TSX Venture Exchange and all required regulatory approvals.

(xiv) On April 6, 2021, the Company announced that it has entered into subscription agreements with certain institutional investors for a private placement for gross proceeds of approximately CAD$25 million. The private placement consisted of the sale of 11,682,243 common shares (“Share”) of the Company and warrants to purchase 11,682,243 common shares (“Warrants”), at a purchase price of CAD$2.14 per Share and associated Warrant. The Warrants have an exercise price of CAD$2.37 per Share and exercise period of four years from the issuance date.